NAVIDEA BIOPHARMACEUTICALS, INC.

4995 Bradenton Avenue, Suite 240

Dublin, Ohio 43017

December 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards, Division of Corporation Finance, Office of Healthcare & Insurance

RE:      Navidea Biopharmaceuticals, Inc.

Registration Statement on Form S-3

Filed December 15, 2017

File No. 333-22209

Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Navidea Biopharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-22209) (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Eastern Time) on Wednesday, December 27, 2017, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Faith L. Charles of Thompson Hine LLP at (212) 908-3905 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours, Navidea Biopharmaceuticals, Inc.
By:	/s/ Jed A. Latkin

Name:	Jed A. Latkin

Title:	Chief Financial Officer and Chief Operating Officer

Signature Page to Acceleration Request